Footnotes



1. The reporting person is a member of a Section 13(g) group that owns more than 10% of the issuer's outstanding common stock.

2. The reporting person is a general partner of Walton Enterprises, L.P., the limited partnership that owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities held by the partnership except to the extent of his pecuniary interests therein.

3. The reporting person is a partner of the partnership that owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interests therein.

4. The reporting person is a participant in Wal-Mart's (the "Company") Profit Sharing Plan (the "Plan"), an employee stock ownership plan, which invests Plan assets primarily in the stock of the Company. Each participant's account is valued quarterly based on the price of the Company stock at the end of the quarter. Due to changes in the Company's stock price, as well as changes in the percentage of Plan assets invested in Company stock, total shares credited to the reporting person's account may have decreased. The information reported herein is based on a Plan statement dated 06/30/03.

5. The reporting person has no direct pecuniary interest in this charitable trust. The reporting person disclaims beneficial ownership of the reported securities except to the extent of his indirect pecuniary interest.